Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact:	Aladdin Company Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Aladdin Corporate Communications
matthew.zintel@zintelpr.com	debbie.kaye@aladdin.com
310.574.8888	646.468.0481

Aladdin Investor Contact:
Jeremy Jacobs/Rachel Ferguson
Joele Frank, Wilkinson Brimmer Katcher
jjacobs@joelefrank.com/rferguson@joelefrank.com
212.355.4449

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Rejects Vector Capital’s
Unsolicited Proposal

Board Determines Vector Capital Proposals Significantly Undervalue the Company and
Its Future Prospects

TEL AVIV, ISRAEL – Aug. 27, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced that its Board of Directors, after a thorough review with the assistance of its financial and legal advisors, has determined that the unsolicited proposal from affiliates of Vector Capital to acquire all of the outstanding ordinary shares of the Company for $13.00 per share in cash significantly undervalues the Company and its prospects for the future. The Board has also evaluated Vector Capital’s alternative proposal to acquire Aladdin’s Digital Rights Management (DRM) business for $125 million to $135 million and has determined that this proposal is also not in the best interest of the shareholders.

“The Aladdin Board carefully considered Vector Capital’s unsolicited proposals and unanimously determined that such proposals are not in the best interests of Aladdin’s shareholders,” said Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems. “We believe that these unsolicited proposals are opportunistic, significantly undervalue Aladdin, and do not fully recognize the value of our Company or its DRM business. The Board is committed to acting in the best interests of its shareholders in evaluating opportunities to enhance shareholder value.

“As part of our review, the Board and its advisors evaluated the Vector Capital proposals in the context of the Company’s recent financial performance, our current business plan as well as additional alternatives available to the Company which would enable it to enhance shareholder value,” Mr. Margalit continued. “We are confident that, through execution of its strategy, Aladdin will create substantially greater value for shareholders than either of Vector Capital’s proposals.

Vector Capital fails to recognize the intrinsic value of the Company’s business and strategic initiatives.”

Credit Suisse Securities (USA) LLC is serving as financial advisor to Aladdin. Kramer Levin Naftalis & Frankel LLP is serving as U.S. legal counsel and Herzog, Fox & Ne’eman is serving as Israeli counsel to the Company.

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improve productivity, and enable compliance. Visit www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards and the pending acquisitions of SafeWord and Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd.